FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                   5 July 2004




                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)




           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding AGM/EGM Update dated 5 July 2004






                           Baltimore Technologies Plc

      5 July 2004 Annual General Meeting and Extraordinary General Meeting


London, UK - 5 July 2004. The Annual General Meeting of Baltimore Technologies Plc ("Baltimore") and the second Extraordinary General Meeting requisitioned by Acquisitor Holdings (Bermuda) Ltd ("Acquisitor") took place today. Each resolution set out in the two Notices of Meeting was voted on by shareholders on a poll taken at the respective meeting. The poll count is currently being undertaken by the Registrars to Baltimore and the declaration of the results of these polls will be made by a Regulatory News Service ("RNS") announcement to the market, as soon as reasonably practicable after certification of the results by the Registrars. In the event that this RNS announcement has not been released to the market by 4:30pm tomorrow, 6 July, Baltimore will issue a further RNS announcement updating the market at that time.

Each of the meetings stands adjourned, as a formality, and will be deemed to close on the issue of the RNS announcement declaring the results of the poll taken at that meeting.


                                    - ENDS -

For further information

Smithfield            +44 (0) 20 7360 4900
Andrew Hey
Will Swan






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Baltimore Technologies plc



                                                By:

                                                Name:  Alfredo Goyanes
                                                Title: Company Secretary



Date: 5 July 2004